--------------------------
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                          Farmers National Banc Corp.
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                                (Name of Issuer)

                                 COMMON SHARES
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                         (Title of Class of Securities)

                                   309627107
                               -----------------
                                 (CUSIP Number)

                               Frederick DiSanto
                            C/O Ancora Advisors, LLC
                             ONE CHAGRIN HIGHLANDS
                          2000 AUBURN DRIVE, SUITE 300
                             CLEVELAND, OHIO 44122
                                 (216) 825-4000
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          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notice and Communications)

                                January 21, 2014
            --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |__|.

Check the following box if a fee is being paid with the statement  |___|.


SCHEDULE 13D
--------------------------------------------------------------------------CUSIP
NO. 309627107
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
            ANCORA ADVISORS, LLC  33-1033773
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|
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3     SEC USE ONLY
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4     SOURCE OF FUNDS*
            00
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
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) |_|
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6     CITIZENSHIP OR PLACE OF ORGANIZATION
            State of Nevada, U.S.A.
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                  7     SOLE VOTING POWER
NUMBER OF
SHARES                  1,032,872
BENEFICIALLY            -----------------------------------------------------
OWNED BY          8     SHARED VOTING POWER
EACH                    0
REPORTING               -----------------------------------------------------
PERSON            9     SOLE DISPOSITIVE POWER
WITH                    1,032,872
                        -----------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,032,872
----------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
            |_|
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            5.50%
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
            IA
-------------------------------------------------------------------------------


SCHEDULE 13D
-------------------------------------------------------------------------CUSIP
NO. 309627107
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
            Frederick DiSanto
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|
-------------------------------------------------------------------------------
3     SEC USE ONLY
-------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
            OO
-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) |_|
-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America
-------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
NUMBER OF
SHARES                  36,700
BENEFICIALLY            -----------------------------------------------------

OWNED BY          8     SHARED VOTING POWER
EACH                    0
REPORTING               -----------------------------------------------------
PERSON            9     SOLE DISPOSITIVE POWER
WITH                    36,700
                        -----------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            36,700
----------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
            |_|
-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            .20%
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
            IN
-------------------------------------------------------------------------------




The following constitutes to the Schedule 13D filed by the undersigned


Item 1.     Security and Issuer

This statement relates to the shares of Common Stock of farmers National Banc Corp. The address of the issuer is 20 South Broad Street, Canfield, OH 44406.

Item 2.     Identity and Background

This statement is filed on behalf of Ancora Advisors LLC. Ancora Advisors LLC is registered as an investment advisor with the SEC under the Investment Advisors Act, as amended. Ancora Advisors LLC is the investment advisor to the Ancora Trust, which includes the Ancora Income Fund, Ancora Equity Fund, Ancora Special Opportunity Fund, Ancora/Thelen Small-Mid Cap Fund, and Ancora MicroCap Fund (Ancora Family of Mutual Funds), which are registered with the SEC as investment companies under the Investment Company Act, as amended.

Ancora Advisors LLC has the power to dispose of the shares owned by the investment clients for which it acts as advisor, including Merlin Partners, the AAMAF LP, Birchwald Partners, LP and the Ancora Greater China Fund LP for which it is also the General Partner, and the Ancora Family of Mutual Funds. Ancora Advisors disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

During the last five years the Reporting Person has not been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.     Source and Amount of Funds or Other Consideration


Ancora Advisors owns no Shares directly but Ancora Advisors may be deemed to own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) Shares purchased for or transferred to the accounts of investment management clients. Ancora Advisors disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

Merlin Partners, AAMAF LP, Birchwald Partners LP, Ancora Greater China Fund LP, Ancora Family of Mutual Funds, Employees of Ancora Advisors LLC and Owners of Ancora Advisors LLC. have used available and uncommitted cash to purchase shares of the Issuer.

Item 4.     Purpose of Transaction

The shares of Common Stock covered by this Schedule 13D were acquired in recent months by Ancora Advisors, LLC for investment purposes in the ordinary course of business. Ancora purchased shares based on its belief that the value of the bank is in excess of the current share price. Ancora representatives have met with senior management of the Company and plan to continue to engage management and members of the Board of Directors in dialogue. Ancora Advisors, LLC reserves the right to purchase or otherwise acquire additional securities of the Issuer, or sell or otherwise dispose of any securities of the Issuer beneficially owned by them.* In each case, in the open market or in privately negotiated transactions, to the extent deemed advisable by Ancora Advisors, LLC in light of their general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer.* Ancora Advisors, LLC may take any other action with respect to the Issuer or any of the Issuer's debt or equity securities in any manner permitted by applicable law.

Item 5.     Interest in Securities of the Issuer

Set forth below, Ancora Advisors LLC, in the aggregate, are the number of Shares which may be deemed to be beneficially owned as of January 30, 2014 and the percentage of the Shares outstanding represented by such ownership (based on 18,775,980 shares outstanding as of October 31, 2013):

 NAME                            NO. OF SHARES PERCENT OF CLASS
 Ancora Owners/Employees (1)        43,200          0.23%
 Ancora Funds & Partnerships (2)    767,757         4.09%
 Ancora Advisors SMA (3)            265,115         1.41%
 TOTAL                             1,076,072        5.73%


      (1) These Shares are owned by the owners and employees of Ancora Advisors LLC.

      (2) These Shares are owned by the Ancora Family of Mutual Funds and/or Investment Partnerships, including Merlin Partners, the AAMAF LP, Birchwald Partners LP and the Ancora Greater China Fund LP for which it is also the General Partner, of which Ancora Advisors acts as the discretionary portfolio manager.

      (3) These Shares are owned by investment clients of Ancora Advisors. Ancora Advisors does not own these shares directly, but by virtue of Ancora Advisors Investment Management Agreement with the investment clients of Ancora Advisors, each may be deemed to beneficially own Shares by reason of their power to dispose of such Shares. Ancora Advisors disclaims beneficial ownership of such Shares.





Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.



Item 7.     Material to be Filed as Exhibits

Exhibit A: "Relevant Transactions in Shares" in the past 60 days.


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|DATE OF TRANSACTION BUY/SELL AMOUNT OF SECURITIES PRICE PER SHARE|
-------------------------------------------------------------------
|     12/13/13         Buy          463,247            6.1462     |
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|     12/16/13         Buy           26,083            6.3596     |
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|     12/17/13         Buy           27,017            6.3742     |
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|     12/18/13         Buy           33,300            6.4368     |
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|     12/19/13         Buy           42,700            6.4866     |
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|     12/20/13         Buy           6,888             6.4973     |
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|     12/23/13         Buy           22,500            6.5072     |
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|     12/24/13         Buy           12,773            6.4983     |
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|     12/27/13         Buy           30,339            6.5633     |
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|     12/30/13         Buy           64,427            6.5248     |
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|     12/31/13         Buy           17,500            6.5589     |
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|      1/3/14          Buy           1,550             6.5594     |
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|      1/6/14          Buy           24,976            6.6054     |
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|      1/7/14          Buy           28,867            6.6369     |
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|      1/8/14          Buy           12,400            6.6563     |
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|      1/9/14          Buy           78,781            6.7172     |
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|      1/10/14         Buy           15,276            6.7489     |
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|      1/13/14         Buy           10,842            6.7424     |
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|      1/14/14         Buy           13,697            6.7678     |
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|      1/15/14         Buy           1,420             6.7688     |
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|      1/16/14         Buy           5,725             6.7688     |
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|      1/17/14         Buy           23,777            6.7404     |
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|      1/21/14         Buy           31,633            6.8473     |
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|      1/22/14         Buy           4,310             6.8607     |
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|      1/23/14         Buy           5,170             6.8371     |
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|      1/24/14         Buy           1,520             6.8632     |
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|      1/27/14         Buy           14,883            6.8265     |
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|      1/28/14         Buy           38,600            6.8623     |
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|      1/29/14         Buy           8,602             6.9233     |
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|      1/30/14         Buy           52,449            6.9348     |
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After reasonable inquiry,  and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.






                                    Dated:      January 31, 2014  ANCORA
                                    ADVISORS, LLC



                                    By: /s/ Frederick DiSanto
                                        Frederick DiSanto

                                    Chief Executive Officer